Filed Pursuant to Rule 424(b)(2)
Registration No. 333-223208
January 14, 2020
PRICING SUPPLEMENT
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018,
Equity Index Underlying Supplement dated February 26, 2018
and Stock-Linked Underlying Supplement dated February 26, 2018)



Structured Investments	HSBC USA Inc. $10,000,000 Autocallable Return Notes Linked to Least Performing of the S&P 500® Index, the Common Stock of AbbVie Inc. and the Common Stock of Target Corporation due January 16, 2025 (the "Notes")

General

- Terms used in this pricing supplement are described or defined herein and in the accompanying Equity Index Underlying Supplement, Stock-Linked Underlying Supplement, prospectus supplement and prospectus. The Notes will have the terms described herein and in the accompanying Equity Index Underlying Supplement, Stock-Linked Underlying Supplement, prospectus supplement and prospectus. **The Notes do not guarantee any return of principal, and you may lose up to 100% of your initial investment. The Notes do not bear interest.**
- This pricing supplement relates to a single note offering. The purchaser of a Note will acquire a security linked to the Reference Asset described below.
- Although the offering relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing January 16, 2025.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- Any payments on the Notes are subject to the Issuer's credit risk.
- **If the terms of the Notes set forth below are inconsistent with those described in the accompanying Equity Index Underlying Supplement, Stock-Linked Underlying Supplement, prospectus supplement and prospectus, the terms set forth below will supersede.**

Key Terms

Issuer:	HSBC USA Inc.
Reference Asset:	The S&P 500® Index (Bloomberg symbol: SPX), the Common Stock of AbbVie Inc. (Bloomberg symbol: ABBV) and the Common Stock of Target Corporation (Bloomberg symbol: TGT) (each, a "Reference Asset Component")
Least Performing Reference Asset Component:	The Reference Asset Component with the lowest Reference Return
Principal Amount:	$1,000 per Note.
Trade Date:	January 14, 2020
Pricing Date:	January 13, 2020
Original Issue Date:	January 17, 2020
Final Valuation Date:	January 13, 2025, subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement
Averaging Dates:	January 7, 2025, January 8, 2025, January 9, 2025, January 10, 2025 and January 13, 2025 (the "Final Valuation Date"), subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement and Stock-Linked Underlying Supplement
Maturity Date:	January 16, 2025. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and Stock-Linked Underlying Supplement.
Automatic Call Feature:	The Notes will be automatically called if the Official Closing Value of each Reference Asset on any Observation Date is equal to or greater than its Initial Value or if the Final Value of each Reference Asset is equal to or greater than its Trigger Value. If the Notes are called, HSBC will pay you on the applicable Call Payment Date a cash payment per Note equal to your Principal Amount plus the applicable Call Premium. No further amounts will be owed to you under the Notes.
Observation Dates:	January 27, 2021, January 13, 2022, January 13, 2023 and January 16, 2024, subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement and Stock-Linked Underlying Supplement.
Call Payment Dates:	With respect to each Observation Date, three business days following the applicable Observation Date. The final Call Premium, if payable, will be paid on the Maturity Date. The Call Payment Dates are subject to postponement as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement and Stock-Linked Underlying Supplement.
Call Premiums:	

Observation Dates / Averaging Dates*	Call Payment Dates	Call Premium
January 27, 2021	February 1, 2021	$142.00
January 13, 2022	January 19, 2022	$284.00
January 13, 2023	January 19, 2023	$426.00
January 16, 2024	January 19, 2024	$568.00
January 7, 2025, January 8, 2025, January 9, 2025, January 10, 2025 and January 13, 2025 (the Final Valuation Date)	January 16, 2025 (the Maturity Date)	$710.00

*Each Observation Date and the Averaging Dates are subject to postponement as described in the accompanying Equity Index Underlying Supplement and Stock-Linked Underlying Supplement.

Payment at Maturity:	**If the Notes are not called prior to maturity, you will receive a payment on the Maturity Date calculated as follows**: **If the Final Value of the Least Performing Reference Asset Component is equal to or greater than its Trigger Value**, HSBC will pay you: $1,000 + applicable Call Premium. **If the Final Value of the Least Performing Reference Asset Component is less than its Trigger Value**, HSBC will pay you: $1,000 + ($1,000 × Reference Return of the Least Performing Reference Asset Component). *In this case, you will have a loss of principal that is proportionate to the decline in the Final Value of the Least Performing Reference Asset Component from its Initial Value and you will lose some or all of your initial investment.*
Reference Return:	$\dfrac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$
Trigger Value:	1,644.065 with respect to the SPX, $44.26 with respect to the ABBV and $61.935 with respect to the TGT, each of which is 50.00% of the Initial Value.
Initial Value:	3,288.13 with respect to the SPX, $88.52 with respect to the ABBV and $123.87 with respect to the TGT, each of which was its Official Closing Value as determined by the Calculation Agent on the Pricing Date.
Final Value:	With respect to each Reference Asset, the arithmetic average of the Official Closing Value of the Reference Asset on each of the Averaging Dates, as determined by the Calculation Agent.
Official Closing Value:	The Official Closing Level or Official Closing Price, as applicable, of a Reference Asset Component.
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Selected Risk Considerations — The Estimated Initial Value of the Notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."
Calculation Agent:	HSBC USA Inc. or one of its affiliates.
CUSIP/ISIN:	40435U3A0 / US40435U3A04
Form of the Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 4 of this document and "Risk Factors" beginning on page S-1 of the Equity Index Underlying Supplement and Stock-Linked Underlying Supplement and page S-1 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying Equity Index Underlying Supplement, Stock-Linked Underlying Supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement will be used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the page 11 of this pricing supplement.

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC will act as placement agents for the Notes.

The Estimated Initial Value of the Notes on the Trade Date is between $928.70 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" above and "Selected Risk Considerations" beginning on page 4 of this document for additional information.

	Price to Public	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000.00	$10.00	$990.00
Total	$10,000,000.00	$100,000.00	$9,900,000.00

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

JPMorgan
Placement Agent
January 14, 2020

Additional Terms Specific to the Notes

This pricing supplement relates to a single note offering linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. Although the Note offering relates only to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any Reference Asset Component or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018, the Equity Index Underlying Supplement dated February 26, 2018 and Stock-Linked Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, Stock-Linked Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 4 of this pricing supplement and "Risk Factors" beginning on page S-1 of the Equity Index Underlying Supplement and page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement, an Equity Index Underlying Supplement and a Stock-Linked Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement, Equity Index Underlying Supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, Equity Index Underlying Supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:
- The Equity Index Underlying Supplement at:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm
- The Stock-Linked Underlying Supplement at:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010772/tv486721_424b2.htm
- The prospectus supplement at:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm
- The prospectus at:
  https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

Selected Purchase Considerations

- **AUTOMATIC CALL FEATURE —** The Notes will be automatically called if the Official Closing Value of the Least Performing Reference Asset Component on any Observation Date is at or above its Initial Value or if the Final Value of the Least Performing Reference Asset Component is at or above its Trigger Value. If the Notes are automatically called, you will receive, on the applicable Call Payment Date, a cash payment per $1,000 Principal Amount of Notes equal to the Principal Amount plus the Call Premium. The Call Premiums are 14.20% of the Principal Amount if called on the first Observation Date, 28.40% of the Principal Amount if called on the second Observation Date, 42.60% of the Principal Amount if called on the third Observation Date, 56.80% of the Principal Amount if called on the fourth Observation Date and 71.00% of the Principal Amount if called at maturity.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 U.S. stocks. For additional information about the Reference Asset, see the information set forth under "The S&P 500® Index" in the Equity Index Underlying Supplement.

Investor Suitability

The Notes may be suitable for you if:

- You believe that the Official Closing Value of each Reference Asset Component on at least one of the Observation Dates will be greater than or equal to the Initial Value or that the Final Value will be equal to or greater than the Trigger Value.

- You are willing to make an investment that is exposed to downside performance of the Least Performing Reference Asset Component on a 1-to-1 basis if its Final Value is less than its Trigger Value.

- You are willing to hold the Notes that will be automatically called on any of the Observation Dates on which the Official Closing Value of each Reference Asset Component is at or above the Initial Value.

- You are willing to invest in the Notes based on the fact that your maximum potential return is any Call Premium payable on the Notes.

- You are willing to forgo dividends or other distributions paid on the stocks included in the Reference Asset.

- You are willing to hold the Notes to maturity.

- You do not seek an investment for which there will be an active secondary market.

- You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

- You do not seek current income from your investment.

- You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

- You believe that the Official Closing Value of each Reference Asset Component on each Observation Date will be less than its Initial Value and that the Final Value will be less than its Trigger Value.

- You are unwilling to make an investment that is exposed to downside performance of the Least Performing Reference Asset Component on a 1-to-1 basis if its Final Value is less than its Trigger Value.

- You are unable or unwilling to hold the Notes that will be automatically called on any of the Observation Dates on which the Official Closing Value of each Reference Asset Component is at or above its Initial Value, or you are otherwise unable or unwilling to hold the Notes to maturity.

- You are unwilling to invest in the Notes based on the fact that your maximum potential return is any Call Premium payable on the Notes.

- You prefer to receive dividends or other distributions paid on the stocks included in the Reference Asset.

- You prefer an investment that provides upside participation in the Reference Asset, as opposed to any Call Premium payable on the Notes.

- You seek an investment for which there will be an active secondary market.

- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

- You seek current income from your investment.

- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in ABBV or TGTor the securities included in the SPX. These risks are explained in more detail in the "Risk Factors" sections of the accompanying Equity Index Underlying Supplement, Stock-Linked Underlying Supplement and prospectus supplement.

- **SUITABILITY OF THE NOTES FOR INVESTMENT** — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this pricing supplement. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The Notes do not guarantee any return of principal. The return on the Notes is linked to the performance of the Reference Asset, and will depend on whether the Official Closing Value of each Reference Asset Component on the Observation Dates is at or above the Initial Value or if the Final Value of the Least Performing Reference Asset Component is at or above its Trigger Value. If the Notes are not called, HSBC will pay you the Principal Amount of your Notes plus the applicable Call Premium if the Final Value is greater than or equal to the Trigger Value and will only make such payment at maturity. If the Notes are not called and the Final Value of the Least Performing Reference Asset Component is less than its Trigger Value, you will lose some or all of your initial investment in an amount proportionate to the decline in the Final Value of the Least Performing Reference Asset Component from its Initial Value.

- **REINVESTMENT RISK** — If your Notes are automatically called, the term of the Notes may be as short as approximately 12 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar value of risk in the event the Notes are automatically called prior to the maturity date. No portion of the fees and commissions described on the cover page will be repaid if the Notes are automatically called.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS THE CALL PREMIUM, IF ANY, REGARDLESS OF ANY APPRECIATION IN THE VALUES OF THE REFERENCE ASSET COMPONENTS** — If the Closing Value of each Reference Asset Component on any Observation Date is greater than or equal to its Initial Value or if its Final Value is greater than or equal to its Trigger Value, the Notes will be called and you will receive the Principal Amount plus the applicable Call Premium, regardless of any appreciation in the values of the Reference Asset Components, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Reference Asset Components during the term of the Notes.

- **THE AMOUNT PAYABLE ON THE NOTES IS NOT LINKED TO THE VALUE OF THEREFERENCE ASSET AT ANY TIME OTHER THAN ON THE OBSERVATION DATES AND THE AVERAGING DATES** — The Final Value of each Reference Asset Component will be the arithmetic average of its Official Closing Value of that Reference Asset Component on each of the Averaging Dates, subject to postponement for non-trading days and certain market disruption events. Even if the value of one or more of the Reference Asset Components appreciates during the term of the Notes other than on the Averaging Dates but then decreases on the Averaging Dates to a value that is less than its Initial Value, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the value of that Reference Asset Component prior to such decrease. Although the actual value of each Reference Asset Component on the Maturity Date or at other times during the term of the Notes may be higher than its Final Value, the Payment at Maturity will be based solely on the Official Closing Values of the Least Performing Reference Asset Component on the Averaging Dates. Similarly, whether the Call Premium with respect to an Observation Date is paid will depend on the Official Closing Value of each Reference Asset Component on that day.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **HIGHER CALL PREMIUMS OR LOWER TRIGGER VALUES ARE GENERALLY ASSOCIATED WITH A REFERENCE ASSET WITH GREATER EXPECTED VOLATILITY AND THEREFORE CAN INDICATE A GREATER RISK OF LOSS** — "Volatility" refers to the frequency and magnitude of changes in the values of the Reference Asset Components. The greater the expected volatility with respect to the Reference Asset Components on the Pricing Date, the higher the expectation as of the Pricing Date that the Final Values of the Reference Asset Components could close below their Trigger Values, indicating a higher expected risk of loss on the Notes. This greater expected risk will generally be reflected in a higher call premium payment than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Trigger Value or a higher Call Premium) than for similar securities linked to the performance of the Reference Asset with a lower expected volatility as of the Pricing Date. You should therefore understand that a relatively higher Call Premium may indicate an increased risk of loss. Further, a relatively lower Trigger Value may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of the Reference Asset can change significantly over the term of the Notes. The values of the Reference Asset Components could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Reference Asset and the potential to lose some or all of your principal at maturity.

- **THE ESTIMATED INITIAL VALUE OF THE NOTES, WHICH WAS DETERMINED BY US ON THE TRADE DATE, IS LESS THAN THE PRICE TO PUBLIC AND MAY DIFFER FROM THE MARKET VALUE OF THE NOTES IN THE SECONDARY MARKET, IF ANY** — The Estimated Initial Value of the Notes was calculated by us on the Trade Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

- **THE PRICE OF YOUR NOTES IN THE SECONDARY MARKET, IF ANY, IMMEDIATELY AFTER THE TRADE DATE WILL BE LESS THAN THE PRICE TO PUBLIC** — The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Reference Asset Components and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

- **IF HSBC SECURITIES (USA) INC. WERE TO REPURCHASE YOUR NOTES IMMEDIATELY AFTER THE ORIGINAL ISSUE DATE, THE PRICE YOU RECEIVE MAY BE HIGHER THAN THE ESTIMATED INITIAL VALUE OF THE NOTES** — Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

- **THERE IS LIMITED ANTI-DILUTION PROTECTION —** The Calculation Agent will adjust the Official Closing Value, for certain events affecting the shares of ABBV or TGT, such as stock splits and corporate actions which may affect the value of those stocks. The Calculation Agent is not required to make an adjustment for every corporate action which affects those stocks. If an event occurs that does not require the Calculation Agent to adjust the price of the shares of ABBV or TGT, the market price of the Notes and the Payment at Maturity may be materially and adversely affected. See the section "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying Stock-Linked Underlying Supplement for additional information.

- **SINCE THE NOTES ARE LINKED TO THE PERFORMANCE OF MORE THAN ONE REFERENCE ASSET COMPONENT, YOU WILL BE FULLY EXPOSED TO THE RISK OF FLUCTUATIONS IN THE VALUES OF EACH REFERENCE ASSET COMPONENT**— Since the Notes are linked to the performance of more than one Reference Asset Component, the Notes will be linked to the individual performance of each Reference Asset Component. Because the Notes are not linked to a weighted basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the values of the Reference Asset Components to the same degree for each Reference Asset Component. For example, in the case of Notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component, as scaled by the weightings of such basket components. However, in the case of these Notes, the individual performance of each of the Reference Asset Components would not be combined to calculate your return and the depreciation of any Reference Asset would not be mitigated by the appreciation of the other Reference Asset Components. Instead, your return would depend on the Least Performing Reference Asset Component of the three Reference Asset Components to which the Notes are linked.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the SPX or shares of ABBV or TGT would have. An investment in the Notes may return less than a hypothetical investment in the securities included in the Reference Asset. In addition, the issuers of ABBV or TGT will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the values of the ABBV or TGT and the value of the Notes. Because the return on the Notes will not reflect any dividends paid on ABBV, TGT or the stocks included in the SPX, any positive return on the Notes may be less than the return on a direct investment in ABBV, TGT or the stocks included in the SPX.

- **WE ARE NOT AFFILIATED WITH ANY OF THE ISSUERS OF ABBV OR TGT**— We are not affiliated with the issuers or ABBV, TGT or any of the stocks included in the SPX. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information about the Reference Asset contained in this pricing supplement. You should make your own investigation into the Reference Asset and such issuers. We are not responsible for suchssuers' public disclosure of information, whether contained in SEC filings or otherwise.

- **IN SOME CIRCUMSTANCES, THE PAYMENT YOU RECEIVE ON THE NOTES MAY BE PARTIALLY BASED ON THE SHARES OF A COMPANY OTHER THAN ABBV OR TGT** — Following certain corporate events relating to the issuers or ABBV or TGT where such issuer is not the surviving entity, your Payment at Maturity may be based on the shares of a successor to the respective issuer or any cash or any other assets distributed to holders of the ABBV or TGT in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the "Additional Terms of the Notes— Antidilution and Reorganization" in the accompanying Stock-Linked Underlying Supplement.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN** — HSBC, JPMorgan, or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the values of the Reference Asset Components, and therefore, the market value of the Notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate actions or other actions that might affect the values of the Reference Asset Components and the value of the Notes.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease making such offers at any time, if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **THE HISTORICAL PERFORMANCE OF THE REFERENCE ASSET COMPONENTS SHOULD NOT BE TAKEN AS AN INDICATION OF THEIR FUTURE PERFORMANCE DURING THE TERM OF THE NOTES** — It is impossible to predict whether the values of the Reference Asset Components will rise or fall. The Reference Asset Components will be influenced by complex and interrelated political, economic, financial and other factors.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the value of theReference Asset in the manner described herein, and determining the amounts that we are required to pay you on the Notes, or from properly hedging our obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining the Reference Return or Payment at Maturity in the ordinary manner, the Calculation Agent will determine the Reference Return or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Observation Dates, Averaging Dates, Final Valuation Date, the Maturity Date and any other dates with respect to the Notes will be postponed, which may adversely affect the return on your Notes.

- **UNCERTAIN TAX TREATMENT** — For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

  In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Notes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a Note is required to accrue income in respect of the Notes prior to the receipt of payments with respect to the Notes or their earlier sale. Moreover, it is possible that a non-U.S. holder of the Notes could be subject to U.S. withholding tax in respect of the Notes. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the values of the Reference Asset Components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the actual and expected volatility of the Reference Asset Components;
  - the time to maturity of the Notes;
  - the dividend rate on ABBV or TGT or the equity securities included in the SPX;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events that affect the Reference Asset Components or the securities markets generally; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Examples

The below scenario analysis and examples are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the values of the Reference Asset Components relative to their Initial Values. We cannot predict the Final Values or the Official Closing Values of the Reference Asset Components on any Observation Date. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Reference Asset. The following scenario analysis and examples illustrate the Payment at Maturity per $1,000.00 Note on a hypothetical offering of the Notes, based on the following assumptions (the actual Initial Values and Trigger Values for the Notes are set forth on the cover page of this pricing supplement):

Hypothetical Initial Value of each Reference Asset:	100.00
Call Premiums:	14.20% of the Principal Amount if called on the first Observation Date, 28.40% of the Principal Amount if called on the second Observation Date, 42.60% of the Principal Amount if called on the third Observation Date, 56.80% of the Principal Amount if called on the fourth Observation Date and 71.00% of the Principal Amount if called at maturity
Observation Dates:	January 27, 2021, January 13, 2022, January 13, 2023 and January 16, 2024
Hypothetical Trigger Value:	50.00 (which is equal to 50.00% of the hypothetical Initial Value)

Example 1 — The Notes are called on the first Observation Date

Date	Official Closing Value of the Least Performing Reference Asset Component	Payment (per Note)
First Observation Date	130.00 (at or above its Initial Value)	$1,142.00 (Payment upon an Automatic Call)
	Total Payment: $1,142.00 (14.20% return)	

Since the Notes are called on the first Observation Date, HSBC will pay you on the applicable Call Payment Date a total of $1,142.00 per $1,000 Note, reflecting your Principal Amount plus the Call Premium of $142.00. The total return on the Notes would be 14.20%. No further amount will be owed to you under the Notes.

Example 2 — The Notes are called on the fourth Observation Date

Dates	Official Closing Value/Final Value of the Least Performing Reference Asset Component	Payment (per Note)
First Observation Date	90.00 (below its Initial Value)	N/A
Second Observation Date to Third Observation Date	Various (below its Initial Value)	N/A
Fourth Observation Date	110.00 (at or above its Initial Value)	$1,568.00 (Payment upon an Automatic Call)
	Total Payment: $1,568.00 (56.80% return)	

Since the Notes are called on the fourth Observation Date, HSBC will pay you on the applicable Call Payment Date a total of $1,568.00 per $1,000 Note, reflecting your Principal Amount plus the Call Premium of $568.00. The total return on the Notes would be 56.80%. No further amount will be owed to you under the Notes.

Example 3 — The Notes are NOT called on any of the Observation Dates and the Final Value of the Least Performing Reference Asset Component is greater than or equal to its Trigger Value

Dates	Official Closing Value/Final Value of the Least Performing Reference Asset Component	Payment (per Note)
First Observation Date	90.00 (below Initial Value)	N/A
Second Observation Date to Fourth Observation Date	Various (below Initial Value)	N/A
Averaging Dates	85.00 (at or above Trigger Value; below Initial Value)	$1,710.00 (Payment at Maturity)
	Total Payment: $1,710.00 (71.00% return)	

Since the Notes are not called and the Final Value of the Least Performing Reference Asset Component is above its Trigger Value, HSBC will pay you a total of $1,710.00 at maturity per $1,000 Note, reflecting your Principal Amount plus the Call Premium of $710.00. The total return on the Notes would be 71.00%.

Example 4 — The Notes are NOT called on any of the Observation Dates and the Final Value of the Least Performing Reference Asset Component is below its Trigger Value

Dates	Official Closing Value/Final Value of the Least Performing Reference Asset Component	Payment (per Note)
First Observation Date	90.00 (below Initial Value)	N/A
Second Observation Date to Fourth Observation Date	Various (below Initial Value)	N/A
Averaging Dates	40.00 (below Trigger Value)	$1,000 × (1 + Reference Return) = $1,000 × (1 + -60.00%) = $1,000 - $600.00 = $400.00 (Payment at Maturity)
	Total Payment $400.00 (-60.00% return)	

Since the Notes are not called and the Final Value of the Least Performing Reference Asset Component is below its Trigger Value, HSBC will pay you a total of $400.00 at maturity per $1,000 Note. The total loss on the Notes would be 60.00%.

Description of the Reference Asset

General

This pricing supplement is not an offer to sell and it is not an offer to buy any of shares of ABBV or TGT or the securities included in the SPX. All disclosures contained in this pricing supplement regarding the Reference Asset, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates has made any independent investigation as to the information about the Reference Asset Components that is contained in this pricing supplement. You should make your own investigation into the Reference Asset Components.

Description of the S&P 500® Index ("SPX")

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries. The top 5 industry groups by market capitalization as of December 31, 2019 were: Information Technology, Health Care, Financials, Communication Services and Consumer Discretionary.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-43 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the SPX

The following graph sets forth the historical performance of the SPX based on the daily historical closing values from January 13**,** 2010 through January 13, 2020. We obtained the closing values below from Bloomberg. We have not independently investigated the accuracy or completeness of the information obtained from Bloomberg.

The historical values of the SPX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Values on the Averaging Dates. We cannot give you assurance that the performance of the SPX will result in the return of any of your initial investment.

Historical Performance of the SPX



Source: Bloomberg Professional® service

Description of AbbVie Inc.

AbbVie Inc. researches and develops pharmaceutical products. The company produces pharmaceutical drugs for specialty therapeutic areas such as immunology, chronic kidney disease, hepatitis C, women's health, oncology, and neuroscience. AbbVie also offers treatments for diseases including multiple sclerosis, parkinson's, and alzheimer's disease. Information filed by AbbVie Inc. with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act") can be located by reference to SEC file number: 001-35565, or its CIK Code: 0001551152 through the SEC's website at www.sec.gov. Its common stocks trade on the New York Stock Exchange under the symbol "ABBV."

Historical Performance of the ABBV

The graph below illustrates the performance of the Reference Asset from January 13, 2010 through January 13, 2020, based on closing price information from the Bloomberg Professional® service. **Past performance of the Reference Asset is not indicative of its future performance.**

Historical Performance of the ABBV



Source: Bloomberg Professional® service

Description of Target Corporation

Target Corporation operates general merchandise discount stores. The Company focuses on merchandising operations which includes general merchandise and food discount stores and a fully integrated online business. Information filed by Target Corporation with the SEC under the Exchange Act can be located by reference to SEC file number: 001-06049, or its CIK Code: 0000027419 through the SEC's website at www.sec.gov. Its common stocks trade on the NYSE under the symbol "TGT."

Historical Performance of the TGT

The graph below illustrates the performance of the Reference Asset from January 13, 2010 through January 13, 2020, based on closing price information from the Bloomberg Professional® service. **Past performance of the Reference Asset is not indicative of its future performance.**

Historical Performance of the TGT



Source: Bloomberg Professional® service

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Key Terms" in this pricing supplement. In that case, the five trading days preceding the date of acceleration will be used as the Averaging Dates for purposes of determining the accelerated Reference Return (including the Final Value). The accelerated Maturity Date will be the third business day following the postponed accelerated Final Valuation Date. For the avoidance of doubt, if no market disruption event exists with respect to a Reference Asset Component on the scheduled trading day preceding the date of acceleration, the determination of such Reference Asset Component's Final Value will be made on such date, irrespective of the existence of a market disruption event with respect to any other Reference Asset Component occurring on such date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as placement agents, at the price indicated on the cover of this pricing supplement. The placement agents for the Notes will receive a fee that will not exceed $10 per $1,000 Principal Amount.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes. However, it is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth above, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

Singapore Selling Restriction

This document has not been registered or will be registered as a prospectus with the Monetary Authority of Singapore. The notes may not be offered or sold, nor may the notes be the subject of an invitation for subscription or purchase, whether directly or indirectly, nor may this document or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the notes be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289 of Singapore, as modified or amended from time to time (the "SFA")) pursuant to Section 274 of the SFA or (b) to a relevant person (as defined in Section 275(2) of the SFA) who is also an Exempt Investor pursuant to Section 275(1) of the SFA, or any Exempt Investor pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
- (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
- (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivative contracts (each term as defined in Section 2 (1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:
- (1) to an institutional investor or to a relevant person or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
- (2) where no consideration is or will be given for the transfer;
- (3) where the transfer is by operation of law;
- (4) as specified in Section 276(7) of the SFA; or
- (5) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

An "Exempt Investor" refers to any person mentioned under Regulation 2 of the Securities and Futures (Capital Markets Products) Regulations 2018, under which an issuer is exempt from complying with Section 309B(1) of the SFA in relation to an offer of any capital markets products, if the offer is made to any such person.

Tax Considerations

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, the Notes should be treated as pre-paid executory contracts with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat the Notes as pre-paid executory contracts with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we generally intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any Reference Asset Component or any of the entities whose stock is included in a Reference Asset Component would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If a Reference Asset Component or one or more of the entities whose stock is included in a Reference Asset Component were treated as a PFIC or USRPHC, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Reference Asset and the entities whose stock is included in the Reference Asset and consult your tax advisor regarding the possible consequences to you, if any, if a Reference Asset Component or one or more of the entities whose stock is included in a Reference Asset Component is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Validity of the Notes

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 26, 2018, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 1, 2018, which has been filed as Exhibit 5.4 to the Issuer's registration statement on Form S-3 dated February 26, 2018.